

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2010

By U.S. mail and facsimile to (412) 434-2134

Robert J. Dellinger, Senior Vice President, Finance and Chief Financial Officer
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

> **RE: PPG Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 1-1687**

Dear Mr. Dellinger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief